Exhibit 99.4

ANNUAL QUHUO GENERAL MEETING LIMITED OF SHAREHOLDERS OF PROXY October VOTING 29, INSTRUCTIONS 2021 INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call. COMPANY NUMBER Vote online/phone until 10:00 AM EST on October 22, 2021. MAIL - Sign, date and mail your proxy card in the envelope provided so that your vote is received before 10:00 AM EST on ACCOUNT NUMBER October 22, 2021. ADD YOUR EMAIL ADDRESS ONLINE - Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today at: www.astfinancial.com/login (see reverse side for instructions) or provide us with your email address in the section entitled “ELECTRONIC SHAREHOLDER COMMUNICATIONS” at the bottom right side of this card or on the reverse side to receive future materials electronically when available. ------------------ Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. ---------------- 00030300000000000000 Resolutions presented 8 for consideration by the Annual General Meeting of Shareholders 102921 on October 29, 2021. THE BOARD RECOMMENDS A VOTE FOR PROPOSALS 1 AND 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x FOR AGAINST ABSTAIN 1. The ordinary resolution as set out in the Notice of Annual General Meeting regarding the appointment of Ms. Wenting Ji as a director of the board of directors of the Company. 2. The ordinary resolution as set out in the Notice of Annual General Meeting regarding the appointment of Ernst & Young Hua Ming LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021. JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 instead Electronic of hard Shareholder copy shareholder Communications communications. Please Register join the online growing at astfinancial. number of com shareholders or supply who your receive email address emails To change the address on your account or to add the email, please check the box at right. below. Please indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. Signature of Shareholder Date: Signature of Shareholder Date: Note: title Please as such. sign exactly If the signer as your is a name corporation, or names please appear sign on full this corporate Proxy. When name shares by duly are authorized held jointly, officer, each giving holder full should title as sign. such. When If signer signing is a as partnership, executor, please administrator, sign in attorney, partnership trustee name or by guardian, authorized please person. give full

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF QUHUO LIMITED October 29, 2021 Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on October 22, 2021. ------------------ Please detach along perforated line and mail in the envelope provided. ---------------- 00030300000000000000 Resolutions presented 8 for consideration by the Annual General Meeting of Shareholders 102921 on October 29, 2021. THE BOARD RECOMMENDS A VOTE FOR PROPOSALS 1 AND 2. x PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE 4. Election of the board of directors. FOR AGAINST ABSTAIN 1. The ordinary resolution as set out in the Notice of Annual General Meeting NOMINEES: regarding the appointment of Ms. Wenting Ji as a director of the board of FOR ALL NOMINEES O Vasiliev __________ directors of the Company. O Nikolay Mikhail Borisovich O Timur Arkadievich Geller __________ 2. The ordinary resolution as set out in the Notice of Annual General Meeting WITHHOLD AUTHORITY Rafkatovich Goryayev __________ regarding the appointment of Ernst & Young Hua Ming LLP as the FOR ALL NOMINEES O Roman Kasimovich Ishbulatov __________ Company’s independent registered public accounting firm for the fiscal O Johan Grietsen Hendrik Vreeman __________ year ending December 31, 2021. FOR (See ALL instructions EXCEPT below) O Jochan Ralf Wermuth __________ O Christophe Clave __________ O Alexander Yurievich Petrov __________ O Reinhold Schlensok __________ O Elena Nititichna Suslova __________ INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ( ) To cumulate your vote for one or more of the above nominee(s), write the manner in which such votes shall be cumulated in the space to the right of the nominee(s) name(s). If you are cumulating your vote, do not mark the circle. Signature of Shareholder Date: Signature of Shareholder Date: Note: title Please as such. sign exactly If the signer as your is a name corporation, or names please appear sign on full this corporate Proxy. When name shares by duly are authorized held jointly, officer, each giving holder full should title as sign. such. When If signer signing is a as partnership, executor, please administrator, sign in attorney, partnership trustee name or by guardian, authorized please person. give full

0 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF QUHUO LIMITED (Continued and to be signed on the reverse side) ADD YOUR EMAIL ADDRESS ONLINE Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today: For first time users setting up an account, follow the instructions outlined below: Go to www.astfinancial.com/login and click on the words “REGISTER FIRST TIME USERS CLICK HERE” under the Shareholder Central heading button Follow the instructions provided to set up your account which will include providing your e-mail address Once your account has been set up, select the tool bar “Communications” at the top right side of the page Here you need to select “Receive Company Mailings via E-Mail” Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available For existing users updating your account, do the following: Go to www.astfinancial.com/login and click on “LOGIN” button under the Shareholder Central heading Once you access your account, select the tool bar “Communications” at the top right side of the page Here you need to select “Receive Company Mailings via E-Mail” Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available Alternatively you can provide us with your email address in the below section entitled “ELECTRONIC SHAREHOLDER COMMUNICATIONS” to receive future materials electronically when available. Electronic instead below or of on hard Shareholder the copy reverse shareholder side. Communications communications. Please Register join the online growing at astfinancial. number of com shareholders or supply who your receive email address emails 1.1 14475